

February 1, 2013

Via E-mail
Mr. John C. Lawrence
Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

>   **Re: United States Antimony Corporation**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed January 8, 2013**
>   **Response submitted January 8, 2013**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed October 25, 2012**
>   **File No. 001-08675**

Dear Mr. Lawrence:

    We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011

Item 4. Mine Safety Disclosures, page 20

1. We partially reissue comment 5 in our letter dated November 26, 2012. Please provide the information required by Item 104 of Regulation S-K in Exhibit 95 to the Form 10-K. See Instruction 1 to Item 104.

Item 7B. Critical Accounting Estimates, page 25

2. We note your revised disclosures in response to our prior comment 1. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please provide us with draft disclosures of changes you will make in a further amended Form 10-K to address the following items relating to your estimates of depreciation, inventory and asset recovery obligation:

- the methodology used in determining each critical accounting estimate;
- any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
- if applicable, discuss why different estimates that would have had a material effect on the company's financial presentation could have been used in the current period; and if applicable, why the accounting estimate is reasonably likely to change from period to period with a material effect on the financial presentation; An explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;
- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;
- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;
- Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Your discussion should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

For additional guidance, please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to critical accounting estimates.

Item 9A. Controls and Procedures, page 25

Changes in Internal Control Over Financial Reporting, page 26

3. We note your response to prior comment 4. Your revised disclosures did not address our comment, thus the comment will be reissued. Please provide us with draft disclosures you will make in a further amended Form 10-K that specifically disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please note that these disclosures should also specifically clarify the control changes made and how they address your material weaknesses. Refer to Item 308(c) of Regulation S-K. We also note the lack of similar disclosures in your Forms 10-Q for the fiscal periods ended March 31, 2012, June 30, 2012 and September 30, 2012.

Item 11. Executive Compensation, page 31

4. We are unable to locate a response to comment 8 in our letter dated December 19, 2012, and therefore we reissue the comment. We note that executive pay for 2012 increased for several of your named executive officers. Please amend your Form 10-K to expand the narrative disclosure relating to your summary compensation table to briefly describe how you determine the amount of compensation to pay and the reasons for yearly changes in this amount. Your discussion should describe the specific items of corporate performance that are relevant to the compensation committee's decisions. See Item 402(o) of Regulation S-K.

5. We are unable to locate a response to comment 9 in our letter dated December 19, 2012, and therefore we reissue the comment. We note that you made restricted stock awards to two executive officers in fiscal year 2011 according to the summary compensation table. Please amend your Form 10-K to include the information required by Item 402(p) with respect to your outstanding and vested stock awards. In addition, the disclosure on page 31 that "[n]o executive officer received stock awards for their services as a Company officer/executive for the years 2009 thru 2011" is inconsistent with the summary compensation table. Please remove.

Summary Compensation Table, page 31

6. We are unable to locate a response to comments 10 and 11 in our letter dated December 19, 2012, and therefore we reissue those comments. Please amend your Form 10-K to provide the summary compensation table in the format required by Item 402(n) of Regulation S-K. In addition, please provide footnote disclosure for all other compensation, as required by Item 402(n)(2)(ix) of Regulation S-K. Please revise your summary compensation table to include Russell C. Lawrence and/or John Gustaven or tell us why these individuals should not be included. See Item 402(m)(2)(iii) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 31

7. We partially reissue comment 5 in our letter dated December 19, 2012. We note that you have provided separate disclosure for each separate class of securities. However, footnote 4 states that the Series A, C and D preferred shares carry voting rights. Please provide the disclosure pursuant to Item 403 of Regulation S-K regarding the voting class of securities.

Signatures

8. We reissue comment 17 in our letter dated November 26, 2012. Please revise to include the signature of your Principal Accounting Officer or Controller. See General Instruction D(2) of Form 10-K. We also note that the Form 10-K/A filed on January 8, 2013 has not been signed and is not appropriately dated. Please amend the Form 10-K to provide appropriate signatures and dates. We further note that each Form 10-Q/A filed on January 8, 2013 is not appropriately dated. Please amend each Form 10-Q to provide appropriate dates.

Certifications

9. We note your certification date of March 15, 2012 has not been updated in your amended Form 10-K. As such, please file updated Sections 302 and 906 certifications with any amendments to your Forms 10-K and ensure such certifications are currently dated.

Forms 10-Q for Quarterly Periods Ended June 30, 2012 and September 30, 2012

Item 2. Management's Discussion and Analysis or Plan of Operations, page 11

10. We note your response to prior comment 6. Your revised disclosures did not address our comment, thus the comment will be reissued. We note you disclose the non-GAAP measures of EBITDA and EBITDA/lb Metal. It appears your calculation of EBITDA (i.e. excluding general and administrative costs, professional fees, etc.) is not consistent with the measure as defined in Item 10(e) of Regulation S-K. As such, please provide us draft disclosures that remove or rename the measure (e.g. Adjusted EBITDA) and provide the disclosures required by Item10(e)(i) of Regulation S-K. Also refer to Questions 103.01 and 103.02 of the Division's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

11. We note your response to prior comment 1. However, we note that the changes made in the annual financial statements have not been made in the interim financial statements. Please provide us draft disclosures you will make in your amended Forms 10-Q to include (i) the discussions in Management's Discussion and Analysis analyzing the results of operations to describe and quantify underlying material activities that generate variances between periods, (ii) discussions of your liquidity and capital resources to identify the trends, demands, commitments, events and uncertainties and (iii) an analysis

of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items.

Certifications

12. Please file updated Sections 302 and 906 certifications with any amendments to your Forms 10-Q for the fiscal periods ended March 31, 2012, June 30, 2012 and September 30, 2012 and ensure such certifications are currently dated.

Definitive Proxy Statement on Schedule 14A filed October 25, 2012

Election of Directors, page 5

13. We note the absence of a response to comment 7 in our letter dated December 19, 2012, and we reissue the comment. Please confirm that in future filings you will provide the information required by Item 407(h) of Regulation S-K. Provide draft disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at 202-551-3388 or Brian K. Bhandari at 202-551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at 202-551-3589 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining